February 6, 2007	direct phone: 515-242-2440 direct fax: 515-323-8540 email: vandevoort@brownwinick.com

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Washington, DC  20549-7010

RE:	Highwater Ethanol, LLC
Pre-Effective Amendment 2 to Registration Statement on Form SB-2
Filed December 22, 2006
File No. 333-137482

Dear Ms. Long:

We are in receipt of your letters dated January 10, 2007 and January 22, 2007 providing comments on our registration statement on Form SB-2 as filed on December 22, 2006.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.  In addition, we are enclosing a marked Pre-effective Amendment No. 2 to Form SB-2, which includes the revisions made pursuant to your comments.

Table of Contents, page 3

1.                                       Refer to prior comment 4.  As noted previously, the table of contents must show the page number of the prospectus’ various sections or subsections.  Please revise to show the page numbers.

Response:  We have revised the table of contents to include the page number of the prospectus’ various sections and subsections as suggested.

Subscription Procedures, pages 6 and 70

2.                                       We note your response to prior comment 1 that all promissory notes will be due within 20 days of the date of written notice from you.  It remains unclear, however, exactly when your investors will be required to pay the promissory notes since you plan to deliver the notices requiring payment “anytime after [you] receive subscriptions for the minimum amount of the offering.”  Please revise to provide more certainty.

Response: The registration statement has been revised to clarify that investors will be required to pay the balance due on the promissory note within 20 days after receipt of written notice that payment is due.  This notice will be mailed anytime after the Company receives subscriptions for the minimum offering amount of $45,000,000 and before the expiration of the twelve month term of the offering period.  In the event we have not reached the minimum offering amount within the twelve month term of the offering period the balance of the promissory notes will not become due and any subscription proceeds in the escrow account will be returned to investors pursuant to the terms of the escrow agreement.  The Subscription Procedures sections within the “PROSPECTUS SUMMARY” and the “PLAN OF DISTRIBTUION” have been revised to clarify when investors will be required to pay the balance of the subscription amount.

3.                                       In the summary of subscription procedures on page 6, please clarify that subscribers are required to sign the promissory notes only until you have received the minimum aggregate offering amount of $45 million and that those subscribers’ full payment of the promissory notes in cash is due within 20 days of receipt of written notice from you.  We note the disclosure on page 71 that if subscribers purchase units after you have received subscriptions for the aggregate minimum offering amount of $45 million, those subscribers will be required to pay the full purchase price immediately upon subscriptions.

Response: The Subscription Procedures section within the “PROSPECTUS SUMMARY” has been revised as suggested to clarify that once the minimum offering amount has been reached the full purchase price of the membership units will be due at the time of subscription and subscribers will not be required to sign promissory notes.

4.                                       Please tell us where you revised the registration statement in response to prior comment 2.

Response: The Subscription Procedures section within the “PLAN OF DISTRIBUTION” has been revised to include the explanation contained in our previous response to comment 2.

5.                                       Please elaborate on the terms of the promissory note, including events of default, the recourse nature of the note, and the security interest that investors grant to secure payment of the note. Since you will not accept subscriptions if there is an outstanding balance on the note, please explain how you can take a security interest in the purchaser’s units.

Response:  The event of default is a subscriber’s failure to timely pay (within 20 days of receipt of written notice from the Company) the outstanding balance of any amount due pursuant to the promissory note.The promissory note states that a purchase money security interest is being granted by the subscriber to the Company in all of the subscriber’s “now owned or hereafter acquired” membership units.  If the subscriber previously purchased units in the Company during the seed capital private placement, previously purchased other units in the registered offering or acquired units at some later date, the security interest will attach to those units. A security interest in the units that are the subject of the promissory note will be of little value to the Company given that such units will not be issued until the subscriber has actually paid for the units. The primary purpose of the promissory note is to create an enforceable obligation on the part of the subscriber to pay the outstanding balance of the purchase price for the membership units.

Escrow Procedures, page 6

6.                                       Please reconcile disclosure here that a condition to funds being released from escrow is that cash proceeds from unit sales must equal or exceed $5 million with disclosure on page 71 that this amount must equal or exceed $45 million. We assume that you do not intend to release funds from escrow until the notes associated with the minimum offering amount have been paid so that a minimum of $45 million, reflecting both the initial deposit and the proceeds of the notes, is in escrow. Please clarify if this is the case. We note the disclosure on page 71 that the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering price no later than one year after the registration statement’s effective date before releasing funds from escrow.

Response: We have revised the escrow procedures to correctly disclose that cash proceeds must equal or exceed $45 million to release funds from escrow.

Site Acquisition and Development, page 31

7.                                       Disclosure indicates that two of the options to purchase land were to terminate on December 31, 2006. As appropriate, revise to reflect the options’ current status.

Response:  We exercised both options by letter on December 31, 2006 for the adjacent parcels and intend to close on the properties during the first quarter of 2007.  We have revised to disclose this fact.  Please see “RISK FACTORS — Risks Related to the Construction of the Ethanol Plant,” “MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION — Site Acquisition and Development,” “ESTIMATED USE OF PROCEEDS — Land Cost,” “DESCRIPTION OF BUSINESS — Project Location and Proximity to Markets.”

Federal Income Tax Consequences of Owning Our Units, page 79

8.                                       Refer to prior comment 25 and the fourth paragraph of exhibit 8.1.  As requested previously, revise the third paragraph’s first sentence to indicate that the tax opinion also constitutes the tax opinion of Brown, Winick, Graves, Gross, Baskerville & Schoenehaum, P.L.C. on the taxation of investors on their allocable share of Highwater Ethanol’s income, gains, losses and deductions recognized by Highwater Ethanol without regard to cash distributions.

Response:  We have revised this sentence as requested.  Please see “FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS.”

9.                                       Refer to prior comment 25. As requested previously, revise the fourth paragraph’s first and third sentences to indicate that the discussion here constitutes the tax opinion. It is unacceptable to include language such as “the statements and legal conclusions contained in this section...are accurate in all material respects” and “this section represents an expression of our tax counsel’s professional judgment” when the discussion in the prospectus is counsel’s opinion.

Response: We have revised as requested.  Please see “FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS.”

10.                                 Refer to prior comment 26. As requested previously, delete the word “general” in the fourth paragraph’s third sentence.

Response:  We have deleted the word “general.”  Please see “FEDERAL INCOME TAX CONSEQUENCES OF OWNING OUR UNITS.”

Exhibit Index

11.                                 For exhibits filed previously, indicate by footnote or otherwise that the exhibits have been filed previously. We note that exhibits 3A, 3.2, 4.1, 10.1, 10.2, 10.3, 10.4, 10.6, and 23.2 were filed in the initial registration statement.

Response:  We have amended our exhibits list to note which exhibits have been filed previously and which will be filed with this Pre-effective Amendment No. 2.  Please see “Item 27.  Exhibits.”

Exhibits

12.                                 We note the responses to prior comments 31 and 32. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Response:  We will not request acceleration of the registration statement’s effectiveness until you advise that there are no further comments.

Exhibit 5.1

13.                     Refer to prior comment 33. We note the statement “Our opinions are based on the facts and the above documents as they exist on the date of this letter.” Please delete. Alternatively, you must file a new opinion immediately before the registration statement’s effectiveness because the opinion must speak as of that time.

Response:  We have deleted the statements as suggested.

14.                     Refer to prior comment 35. As noted previously, counsel must consent also to being named under “Legal Matters” in the registration statement. Please revise.

Response:  We have amended the exhibit as suggested.

Exhibit 10.9

15.                                 Refer to prior comments 18 and 38. Section 18 of exhibit 10.9 states that this agreement, including the proposal and any attachments, constitutes the entire agreement.  File the proposal and any attachments as an exhibit to exhibit 10.9.

Response:  We are filing the proposal from Earth Tech as an exhibit.  There have not been any attachments to exhibit 10.9.

Other

16.                                 It appears that not all changed materials in the amendment have been marked as required by Rule 310 of Regulation. S-T. For example, refer to “Subscription Procedures” and “Escrow Procedures” under “The Offering” in the prospectus’ summary section. Please comply with the rule’s requirements in future filings.

Response:  We apologize for any errors in compliance with the rule’s requirements and we will attempt to ensure this does not happen in this Pre-effective Amendment No. 2 or any other future filings.

January 22, 2007 letter comment:  We wish to remind you that the guidelines provided by Release No. 33-6900 on limited partnership reorganizations and public offerings of limited partnership interests and Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities such as those that Highwater Ethanol is offering.  Please review and revise the filing as applicable to comply with the release and guide.  For example, see part II.A.3.a. of the release for examples of risks that Highwater Ethanol should consider highlighting on the prospectus’ outside front cover page.

Response:  We have amended the prospectus’ cover to include a more extensive list of risks.

Sincerely,

/s/ Judd W. Vande Voort
Judd W. Vande Voort

JWV:rlp

Enclosure